SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For 22 August 2006

InterContinental Hotels Group PLC

(Registrant’s name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☐        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Interim Results dated 22 August 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/S/ C. COX
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	22 August 2006

Exhibit 99.1

22 August 2006

InterContinental Hotels Group PLC

First Half Results to 30 June 2006

Headlines

•	Continuing revenue up 16% from £340m to £394m, up 12% at constant exchange rates.

•	Continuing operating profit up 30% from £82m to £107m, up 25% at constant exchange rates.

•	Total operating profit, including discontinued operations, of £127m.

•	Franchised operating profit up 14% to £117m. Managed operating profit up 39% to £43m.

•	Adjusted continuing earnings per share up 132% from 8.2p to 19.0p.

•	Interim dividend up 11% from 4.6p to 5.1p.

•	Total gross revenue* from all hotels in IHG’s system up 14% to £4.1bn.

•	Global constant currency RevPAR growth of 11.2%.

•	Room count up by 3,469 rooms to 541,002. Full year 2006 forecast net room additions in the region of 10,000.

•	Development pipeline up by 21,588 rooms to 130,100 (1,028 hotels). 80% expected to open by end 2008.

*	Total gross revenue is defined as total room revenue (i.e. excluding food and beverage) from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG’s brands.

All figures and movements unless otherwise noted are at actual exchange rates and before other operating income and expenses..

See appendix 3 for analysis of financial headlines. Constant exchange rate comparatives shown in appendix 4

Commenting on the results and trading, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:

“This has been a good first half for IHG with excellent trading across each of our three operating regions, and RevPAR outperformance in all our key profit generators. We have made good progress on our asset disposal programme and remain fully focused on increasing the number of hotels that carry our brands. We continue to attract strong interest from owners and partners, both new and existing, and for the first time we now have over 1,000 new hotels in the development pipeline across the world. Current trading is healthy and our outlook for the rest of the year remains positive.”

Americas: strong performance across all brands

Revenue performance

RevPAR increased 11.5% with rate generating most of the increase. InterContinental, Crowne Plaza, Holiday Inn, Holiday Inn Express and Candlewood each outperformed their market segments, with RevPAR up 11.1%, 15.1%, 9.9%, 12.3% and 11.2% respectively. Staybridge Suites also showed continued good RevPAR growth, with a 9.4% increase.

Operating profit performance

Operating profit from continuing operations increased 21% from $164m to $199m. Continuing owned and leased operating profit improved from $12m to $15m. This improvement was driven by increased occupancy and rate at the InterContinental Atlanta, and increased rates at InterContinentals in New York, San Francisco and Montreal, but was impacted by $1.3m pre opening costs at InterContinental Boston, scheduled to open in November. Managed profit was up 42% to $27m, benefiting from improved trading in existing operations and retained management contracts on assets disposed. Franchised profit increased 14% to $185m driven by increased total gross revenue. Including discontinued operations, total operating profit increased from $181m to $202m.

EMEA: RevPAR growth accelerating

Revenue performance

RevPAR increased 11.5%, driven by increased occupancy and 8.5% rate growth. The Middle East continued to perform strongly, growing RevPAR by 23.1%. Continental Europe delivered a RevPAR increase of 7.2%, benefiting from continued improvement across the region, particularly in Germany, Holland and Spain. In the UK, Holiday Inn and Holiday Inn Express outperformed their segment, growing RevPAR by 4.1%.

Operating profit performance

Operating profit from continuing operations increased 6% from £16m to £17m. Continuing owned and leased operations generated a loss of £2m, a £1m improvement on the prior period, with the enhanced performance at InterContinental Le Grand Paris, where occupancy increased by 12.1%, outweighing the impact of the closure of InterContinental London Park Lane for refurbishment. The InterContinental London Park Lane is on track to reopen towards the end of 2006. Managed profit was up 31% from £13m to £17m, as a result of improved trading and retained management contracts on assets disposed. The current Middle East conflict may result in a slightly lower level of managed profitability in the second half. Franchised profit decreased 25% from £16m to £12m with an underlying trading improvement outweighed by the non recurrence of the £7m liquidated damages received in 2005. Including discontinued operations, total operating profit reduced from £73m to £36m.

Asia Pacific: strong growth

Revenue performance

RevPAR increased 9.3%, mainly driven by rate. InterContinental, Crowne Plaza and Holiday Inn all performed strongly, with RevPAR up 10.5%, 9.8% and 7.9% respectively. Greater China RevPAR increased 12.8%, driven by rate increases as strong demand for IHG’s brands continues.

Operating profit performance

Operating profit from continuing operations increased 42% from $19m to $27m. Owned and leased operating profit increased 56% from $9m to $14m as a result of excellent trading at InterContinental Hong Kong, driven by a 19.1% average rate increase. The final phase of refurbishment of the InterContinental Hong Kong will take place in the second half. Managed hotels profit increased 19% to $19m, driven by improved trading and retained management contracts on asset disposals.

Strengthening Operating System

IHG continues to demonstrate the strength of its revenue delivery to hotel owners through its reservation channels and loyalty programme, Priority Club Rewards.

•	$3.0bn of rooms revenue booked through IHG’s reservation channels, 48% of total rooms revenue, up from 43% in H1 2005.

•	$2.1bn of rooms revenue from Priority Club Rewards members, 34% of total rooms revenue, up from 32% in H1 2005.

•	Internet revenues increased from 15% to 17% of total rooms revenue: 86% from IHG’s own websites.

Overheads and Tax

As previously disclosed, IHG expects that in 2006 regional and central overheads will increase ahead of inflation at constant exchange rates. In the first half, aggregated regional overheads were up £2m to £31m after continued infrastructure investment in China. Central overheads increased by £5m to £37m. This included investment in new global research designed to enable higher quality brand development and enhancing IHG’s franchise capability going forward. Further investment in these projects will be made in the second half of 2006.

Based on the first half, IHG’s tax rate is now expected to be approximately 25% for 2006. IHG’s tax rate is likely to be volatile over the next few years but in the long term is expected, as previously indicated, to trend upwards.

Increase in development pipeline size and rooms open

IHG continues to increase its development pipeline, in pursuit of the target of 50,000-60,000 net organic room additions in the period to the end of 2008 from a 30 June 2005 starting position of 537,675.

•	40,994 rooms were signed in the first half; 28,574 in the Americas, 2,535 in EMEA and 9,885 in Asia Pacific.

•	130,100 rooms are now in the pipeline, up 21,588 since the start of the year. This represents 1,028 hotels.

•	IHG’s development activity in China continues to be successful. 16 hotels, 8,240 rooms, were signed in the first half, including four InterContinentals, one Crowne Plaza, seven Holiday Inns and four Holiday Inn Expresses.

IHG maintains its focus on enhancing the quality of its portfolio, in tandem with growth.

•	17,371 rooms opened; 13,681 in the Americas, 2,131 in EMEA and 1,559 in Asia Pacific.

•	13,902 rooms exited; 10,565 in the Americas, 2,405 in EMEA and 932 in Asia Pacific. The majority were at IHG’s instigation.

•	The room count at the end of the period increased by 3,469 rooms to 541,002. 2006 year end room count expected to have increased in the region of 10,000.

Disposals and returns of funds

The disposal of 24 hotels in Continental Europe was announced during the first half, with a 15 year franchise agreement, for which £240m proceeds have been received. The sale of seven InterContinental branded hotels in Continental Europe placed on the market during the first half was announced in July 2006 with management contracts of up to 50 years, with £440m proceeds expected to be received during the third quarter of 2006. The sale of IHG’s shares in FelCor Lodging Trust Incorporated (“Felcor”) was also completed in the first half for a total of $191m, generating a gain of $44m, following the successful renegotiation of IHG’s hotel management agreement with Felcor.

IHG’s returns of funds to shareholders continued in the quarter, with the second £250m share buyback now completed, the third £250m share buyback well underway, and £497m returned to shareholders on 22 June 2006 via a special dividend. Upon completion of the third share buyback, IHG will have returned £2.74bn to its shareholders since Separation from Six Continents in April 2003. £174m of share repurchases remained to be completed at the half year.

IHG’s net debt at the period end was £320m. Disposal proceeds in excess of £400m will be received in the second half. Further returns of funds will be made to shareholders in due course. An announcement on timing and quantum of further returns will be made not later than IHG’s preliminary results in February 2007.

Appendix 1: Asset disposal programme detail

	Number of hotels	Proceeds		Net book value
Disposed to date	175	£3.0	bn	£2.9	bn
Remaining hotels	22			£0.9	bn

For a full list please visit www.ihgplc.com/Investors

Appendix 2: Return of funds programme as at 30 June 2006

	Timing	Total return		Returned		Still to be returned

£501m special dividend	Paid December 2004	£501	m	£501	m	Nil
First £250m share buyback	Completed in 2004	£250	m	£250	m	Nil
£996m capital return	Paid 8 July 2005	£996	m	£996	m	Nil
Second £250m share buyback	Completed in 2006	£250	m	£250	m	Nil
£497m special dividend	Paid 22 June 2006	£497	m	£497	m	Nil
Third £250m share buyback	Underway	£250	m	£76	m	£174	m
Total		£2.74b	n	£2.57b	n	£0.17b	n

Appendix 3: Financial headlines

Six months to 30 June £m	Total		Americas		EMEA		Asia Pacific		Central
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Franchised operating profit	117	103	103	86	12	16	2	1
Managed operating profit	43	31	15	10	17	13	11	8
Continuing owned and leased operating profit	15	9	9	7	(2)	(3)	8	5
Regional overheads	(31)	(29)	(16)	(15)	(10)	(10)	(5)	(4)
Continuing operating profit pre central overheads	144	114	111	88	17	16	16	10
Central overheads	(37)	(32)							(37)	(32)
Continuing operating profit	107	82	111	88	17	16	16	10	(37)	(32)
Discontinued owned and leased operating profit	20	71	1	9	19	57	0	5
Total operating profit	127	153	112	97	36	73	16	15	(37)	(32)

Appendix 4: Constant currency continuing operating profits before other operating income and expenses.

	Americas		EMEA		Asia Pacific		Total***
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant currency**
Growth	26%	21%	6%	9%	60%	45%	30%	25%

Exchange rates	USD:GBP	EUR:GBP
H1 2006	1.80	1.46
H1 2005	1.87	1.46

*	Sterling actual currency
**	Translated at constant H1 2005 exchange rates
***	After Central Overheads

Appendix 5: Investor information for 2006 interim dividend

Ex-dividend Date: 30 August 2006

Record Date: 01 September 2006

Payment Date: 05 October 2006

Dividend payment: Ordinary shares 5.1p per share: ADRs 9.6c per ADR

For further information, please contact:

Investor Relations (Paul Edgecliffe-Johnson):	+44 (0) 1753 410 176
+44 (0) 7808 098 867
Media Affairs (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.

Presentation for Analysts and Shareholders

A presentation with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) will commence at 9.30 am (London time) on 22 August at JPMorgan Cazenove, 20 Moorgate, London, EC2R 6DA. There will be an opportunity to ask questions. The presentation will conclude at approximately 10.30 am (London time).

There will be a live audio webcast of the results presentation on the web address www.ihgplc.com/interims06. The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future. There will also be a live dial-in facility

International dial-in	+44 (0)20 7138 0836

US Q&A conference call

There will also be a conference call, primarily for US investors and analysts, at 10.00am (Eastern Standard Time) on 22 August with Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director). There will be an opportunity to ask questions.

International dial-in	+44 (0)1452 562719
US Toll Free	1866 832 0717
Conference ID:	3607939

A recording of the conference will also be available for 7 days. To access this please dial the relevant number below and use the access number 3607939#

International dial-in	+44 (0)1452 550000
US Toll Free	1866 247 4222

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on Tuesday 22nd August. The web address is www.ihgplc.com/interims06

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world’s largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, over 3,650 hotels and 540,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel IndigoTM, and also manages the world’s largest hotel loyalty programme, Priority Club® Rewards.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at http://www.ichotelgroup.com/ and information for the Priority Club Rewards programme at http://www.priorityclub.com/.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘ target’, ‘expect’, ‘intend’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in “Risk Factors” in the InterContinental Hotels Group PLC Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

OPERATING REVIEW

This operating review discusses the performance of the InterContinental Hotels Group (IHG) for the six months ended 30 June 2006. These results, and the results for the comparative period, the six months ended 30 June 2005, are presented under International Financial Reporting Standards (IFRS).

GROUP SUMMARY

	Three months ended					Six months ended
	30 June 2006 £m		30 June 2005 £m		% change	30 June 2006 £m		30 June 2005 £m		% change
Revenue:
Americas	118		103		14.6%	224		186		20.4%
EMEA	51		55		(7.3)%	92		95		(3.2)%
Asia Pacific	27		19		42.1%	54		39		38.5%
Central	12		10		20.0%	24		20		20.0%

Continuing operations	208		187		11.2%	394		340		15.9%
Discontinued operations	52		340		(84.7)%	105		720		(85.4)%

Total	260		527		(50.7)%	499		1,060		(52.9)%

Operating profit:
Americas	62		51		21.6%	111		88		26.1%
EMEA	14		15		(6.7)%	17		16		6.3%
Asia Pacific	9		4		125.0%	16		10		60.0%
Central	(20)		(18)		11.1%	(37)		(32)		15.6%

Continuing operations	65		52		25.0%	107		82		30.5%
Discontinued operations	16		64		(75.0)%	20		110		(81.8)%

	81		116		(30.2)%	127		192		(33.9)%
Other operating income and expenses	—		(8)		—	25		(8)		—

	81		108		(25.0)%	152		184		(17.4)%
Net financial expenses	—		(7)			(1)		(18)		(94.4)%

Profit before tax	81		101		(19.8)%	151		166		(9.0)%

Adjusted earnings per ordinary share:
Continuing operations	12.1	p	6.0	p	101.7%	19.0	p	8.2	p	131.7%

Revenue from continuing operations increased by 15.9% to £394m and continuing operating profit increased by 30.5% to £107m during the six months ended 30 June 2006.

Total operating profit before other operating income and expenses, decreased by 33.9% to £127m for the six months ended 30 June 2006. Profit before tax reduced by 9.0% to £151m and adjusted earnings per ordinary share for continuing operations increased by 131.7% to 19.0p.

Discontinued operations represent the results from hotels that have been sold or are held for sale and where there is a co-ordinated plan to dispose of the operations under IHG’s asset disposal programme. Discontinued operations for the six months ended 30 June 2006 and the comparative period in 2005 include 137 owned and leased hotels in the US, UK, Continental Europe and Asia Pacific that have been sold or placed on the market over the last 18 months and the Britvic Group, disposed of by way of an initial public offering in December 2005. Management or franchise agreements have been retained on substantially all of the hotels sold.

AMERICAS

	Three months ended			Six months ended
	30 June 2006 $m	30 June 2005 $m	% change	30 June 2006 $m	30 June 2005 $m	% change
Revenue:
Owned and leased	64	59	8.5%	118	107	10.3%
Managed	37	32	15.6%	73	57	28.1%
Franchised	116	100	16.0%	212	185	14.6%

Continuing operations	217	191	13.6%	403	349	15.5%
Discontinued operations – Owned and leased	5	11	(54.5)%	11	72	(84.7)%

Total $m	222	202	9.9%	414	421	(1.7)%

Sterling equivalent £m	121	109	11.0%	230	224	2.7%

Operating profit before other operating income and expenses:
Owned and leased	11	9	22.2%	15	12	25.0%
Managed	16	11	45.5%	27	19	42.1%
Franchised	100	88	13.6%	185	162	14.2%

	127	108	17.6%	227	193	17.6%
Regional overheads	(14)	(13)	7.7%	(28)	(29)	(3.4)%

Continuing operations	113	95	18.9%	199	164	21.3%
Discontinued operations – Owned and leased	2	2	—	3	17	(82.4)%

Total $m	115	97	18.6%	202	181	11.6%

Sterling equivalent £m	62	53	17.0%	112	97	15.5%

Revenue and operating profit from continuing operations increased by 15.5% to $403m and 21.3% to $199m respectively during the six months ended 30 June 2006. Buoyant economic conditions in the US led to revenue growth across all ownership models, however softer trading conditions were experienced in the Caribbean hotels.

Including discontinued operations, US dollar revenue decreased by 1.7% whilst operating profit grew by 11.6%. However, the relative strength of sterling to the US dollar (2006 six months to June $1.80:£1; 2005 six months to June $1.87:£1) resulted in an increase in sterling reported profits of 15.5%.

Continuing owned and leased revenue grew by 10.3% to $118m driven by strong RevPAR growth, with significant contribution from InterContinental hotels in Atlanta, New York, San Francisco and Montreal. Across the portfolio, average daily rates increased significantly, contributing to the 25.0% increase in operating profit over the comparable period in 2005.

The 28.1% growth in managed revenues reflects contracts negotiated in 2005 as part of the hotel disposal programme, the restructured management agreement with FelCor Lodging Trust Inc. (FelCor) and Hospitality Properties Trust and the impact of achieving incentive fee targets. Managed revenues include $42m (2005 $34m) from properties (including the InterContinental San Juan that was sold in 2005) that are structured, for legal reasons, as operating leases but with the same characteristics as a management contract.

All brands in the franchised estate exhibited strong RevPAR growth. Holiday Inn and Holiday Inn Express, which together account for more than 85% of the franchise system size, reported rate-led RevPAR growth of 10.0% and 12.3% respectively.

	Hotels		Rooms
Americas Hotel and Room Count	2006 30 June	Change over 2005 31 December	2006 30 June	Change over 2005 31 December
Analysed by brand:
InterContinental	48	3	16,163	835
Crowne Plaza	144	11	40,152	3,078
Holiday Inn	1,002	(25)	189,154	(5,850)
Holiday Inn Express	1,461	36	119,449	3,639
Staybridge Suites	92	5	10,493	578
Candlewood Suites	120	8	13,299	616
Hotel indigo	4	1	628	131
Other brands	2	—	384	89

Total	2,873	39	389,722	3,116

Analysed by ownership type:
Owned and leased	11	(1)	4,134	(117)
Managed	204	(4)	43,536	(1,784)
Franchised	2,658	44	342,052	5,017

Total	2,873	39	389,722	3,116

	Hotels		Rooms
Americas Pipeline	2006 30 June	Change over 2005 31 December	2006 30 June	Change over 2005 31 December
Analysed by brand:
InterContinental	7	—	3,566	(139)
Crowne Plaza	20	(3)	4,642	30
Holiday Inn	182	29	22,871	3,830
Holiday Inn Express	441	52	37,707	4,744
Staybridge Suites	98	19	10,156	1,961
Candlewood Suites	103	20	9,262	1,795
Hotel indigo	17	9	1,979	1,097

Total	868	126	90,183	13,318

Analysed by ownership type:
Owned and leased	1	(1)	424	(150)
Managed	16	3	4,204	263
Franchised	851	124	85,555	13,205

Total	868	126	90,183	13,318

The Americas system (the number of hotels/rooms owned, leased, managed or franchised) increased in the first half of 2006 by a net 39 hotels (3,116 rooms), with 108 hotels (13,681 rooms) joining the system and 69 hotels (10,565 rooms) leaving the system. The Americas pipeline (deals signed but hotels yet to enter the system) at 30 June 2006 included 868 hotels (90,183 rooms). This represents growth of 126 hotels (13,318 rooms) and is a key component of IHG’s growth strategy.

EUROPE, MIDDLE EAST & AFRICA (EMEA)

	Three months ended			Six months ended
	30 June 2006 £m	30 June 2005 £m	% change	30 June 2006 £m	30 June 2005 £m	% change
Revenue:
Owned and leased	27	30	(10.0)%	47	54	(13.0)%
Managed	16	11	45.5%	30	21	42.9%
Franchised	8	14	(42.9)%	15	20	(25.0)%

Continuing operations	51	55	(7.3)%	92	95	(3.2)%
Discontinued operations – Owned and leased	49	136	(64.0)%	99	279	(64.5)%

Total £m	100	191	(47.6)%	191	374	(48.9)%

Dollar equivalent $m	186	353	(47.3)%	345	700	(50.7)%

Operating profit before other operating income and expenses:
Owned and leased	3	1	200.0%	(2)	(3)	(33.3)%
Managed	9	7	28.6%	17	13	30.8%
Franchised	7	12	(41.7)%	12	16	(25.0)%

	19	20	(5.0)%	27	26	3.8%
Regional overheads	(5)	(5)	—	(10)	(10)	—

Continuing operations	14	15	(6.7)%	17	16	6.3%
Discontinued operations – Owned and leased	16	32	(50.0)%	19	57	(66.7)%

Total £m	30	47	(36.2)%	36	73	(50.7)%

Dollar equivalent $m	54	89	(39.3)%	65	137	(52.6)%

On a continuing basis, revenue decreased by 3.2% to £92m whilst continuing operating profit increased by 6.3% to £17m for the six months ended 30 June 2006. Including discontinued operations, revenue and operating profit decreased by 48.9% and 50.7% respectively, reflecting the impact of hotel disposals completed over the last 18 months.

In the owned and leased estate, continuing revenues declined by £7m to £47m due to the ongoing refurbishment at the InterContinental London Park Lane. The hotel is undergoing a complete refurbishment and is expected to reopen during the fourth quarter of this year. The impact of this refurbishment is partly mitigated by enhanced performance at the InterContinental Le Grand Paris and other European owned and leased hotels.

Managed revenue increased by 42.9% to £30m due to the impact of management contracts negotiated as part of the disposal of 73 UK-based hotels in May 2005 and the continued strong growth in the Middle East. Underlying trading in the EMEA managed estate was strong, with RevPAR growth across all brands, particularly the InterContinental hotels in Germany and Eastern Europe.

Underlying trading in the EMEA franchised estate was strong; however, the 2005 results included £7m in liquidated damages from the early termination of franchise agreements in South Africa. In Continental Europe, Crowne Plaza and Holiday Inn performed well, achieving 9.8% and 5.4% increases in RevPAR.

	Hotels		Rooms
EMEA Hotel and Room Count	2006 30 June	Change over 2005 31 December	2006 30 June	Change over 2005 31 December
Analysed by brand:
InterContinental	66	1	21,205	(268)
Crowne Plaza	66	2	16,290	259
Holiday Inn	315	(5)	50,177	(767)
Holiday Inn Express	166	5	17,473	502

Total	613	3	105,145	(274)

Analysed by ownership type:
Owned and leased	17	(24)	5,643	(4,898)
Managed	164	(12)	36,798	(2,899)
Franchised	432	39	62,704	7,523

Total	613	3	105,145	(274)

	Hotels		Rooms
EMEA Pipeline	2006 30 June	Change over 2005 31 December	2006 30 June	Change over 2005 31 December
Analysed by brand:
InterContinental	9	—	2,567	188
Crowne Plaza	11	(1)	2,726	(151)
Holiday Inn	29	1	4,630	(236)
Holiday Inn Express	37	—	4,345	189
Staybridge Suites	2	2	230	230

Total	88	2	14,498	220

Analysed by ownership type:
Managed	31	2	6,890	395
Franchised	57	—	7,608	(175)

Total	88	2	14,498	220

During the first half of 2006, hotel count in EMEA increased by three hotels (decrease of 274 rooms) reflecting expansion of hotels within the franchised operations offset by exits on a limited number of managed hotels, as agreed at the time of the UK disposal. The EMEA pipeline at 30 June 2006 included 88 hotels (14,498 rooms), representing growth of two hotels (220 rooms).

ASIA PACIFIC

	Three months ended			Six months ended
	30 June 2006 $m	30 June 2005 $m	% change	30 June 2006 $m	30 June 2005 $m	% change
Revenue:
Owned and leased	31	25	24.0%	63	52	21.2%
Managed	17	11	54.5%	30	21	42.9%
Franchised	2	2	—	4	3	33.3%

Continuing operations	50	38	31.6%	97	76	27.6%
Discontinued operations – Owned and leased	—	29	—	—	59	—

Total $m	50	67	(25.4)%	97	135	(28.1)%

Sterling equivalent £m	27	36	(25.0)%	54	72	(25.0)%

Operating profit before other operating income and expenses:
Owned and leased	6	3	100.0%	14	9	55.6%
Managed	11	8	37.5%	19	16	18.8%
Franchised	2	1	100.0%	3	2	50.0%

	19	12	58.3%	36	27	33.3%
Regional overheads	(5)	(4)	25.0%	(9)	(8)	12.5%

Continuing operations	14	8	75.0%	27	19	42.1%
Discontinued operations – Owned and leased	—	5	—	—	10	—

Total $m	14	13	7.7%	27	29	(6.9)%

Sterling equivalent £m	9	6	50.0%	16	15	6.7%

Revenue and operating profit from continuing operations grew by 27.6% to $97m and 42.1% to $27m respectively during the first half of 2006. Including discontinued operations, revenue and operating profit declined by 28.1% and 6.9% respectively, reflecting the sale of 10 owned and leased hotels during the second half of 2005.

Continuing owned and leased results were strong as the InterContinental Hong Kong achieved rate-led RevPAR growth of 30.1%. The hotel also continued to benefit from the prior year repositioning of its food and beverage operations.

The managed estate experienced revenue growth of 42.9% reflecting the retention of management contracts on owned and leased hotels sold and positive trading conditions across most regions, including Greater China where rate-led RevPAR growth was 9.1%. Although the impact of continued infrastructure and development costs in China reduced operating profit, growth of 18.8% was still achieved.

	Hotels		Rooms
Asia Pacific Hotel and Room Count	2006 30 June	Change over 2005 31 December	2006 30 June	Change over 2005 31 December
Analysed by brand:
InterContinental	28	1	9,595	134
Crowne Plaza	40	2	12,348	49
Holiday Inn	89	1	22,454	586
Holiday Inn Express	4	—	770	(3)
Other brands	4	(1)	968	(139)

Total	165	3	46,135	627

Analysed by ownership type:
Owned and leased	2	—	693	—
Managed	125	5	37,129	897
Franchised	38	(2)	8,313	(270)

Total	165	3	46,135	627

	Hotels		Rooms
Asia Pacific Pipeline	2006 30 June	Change over 2005 31 December	2006 30 June	Change over 2005 31 December
Analysed by brand:
InterContinental	17	6	6,493	3,224
Crowne Plaza	20	1	5,991	(34)
Holiday Inn	28	5	9,932	2,804
Holiday Inn Express	7	4	3,003	2,056

Total	72	16	25,419	8,050

Analysed by ownership type:
Managed	72	16	25,419	8,050

Total	72	16	25,419	8,050

Asia Pacific hotel and room count grew in the first half of 2006 by a net three hotels (627 rooms), with six hotels (1,559 rooms) joining the system and three hotels (932 rooms) leaving the system. At 30 June 2006, the pipeline included 72 hotels (25,419 rooms), an increase of 16 hotels (8,050 rooms) driven by signings in Greater China.

CENTRAL

Central revenues, which primarily include system-related fees, increased by £4m to £24m during the first half of 2006, reflecting the combined impact of system size growth and higher Holidex fees (IHG’s proprietary reservations system).

Central overheads increased by £5m to £37m for the six months ended 30 June 2006. The increase includes the cost of a global research project aimed at gaining more meaningful insight into guests’ brand perceptions across the lodging sector.

OTHER OPERATING INCOME AND EXPENSES

Other operating income and expenses, a £25m credit in the six months ended 30 June 2006, represents the gain of $44m on the sale of the Group’s investment in FelCor.

TAXATION

The tax charge on profit before tax, excluding the impact of special items (see note 5 in the notes to the interim financial statements), has been calculated using an effective annual rate of 25%. By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 31%. Prior year items relate wholly to continuing operations.

A special tax credit of £96m has arisen primarily as a result of agreements reached with tax authorities or expiry of time limits in respect of prior years.

TREASURY

The net movement in cash and cash equivalents in the six months ended 30 June 2006 was an outflow of £219m. This included a net cash inflow from operations of £128m. Net debt at 30 June 2006 was £320m comprising cash and cash equivalents of £113m and loans and other borrowings of £433m.

The net cash inflow from investing activities included £237m from hotel disposals, $191m from the sale of FelCor shares and £46m of capital expenditure, including the ongoing refurbishment at the InterContinental London Park Lane.

The net cash outflow from financing activities included £497m in respect of the payment of a special dividend on 22 June 2006.

ASSET DISPOSAL PROGRAMME

During the first half of 2006, IHG completed the sale of 24 hotels in Continental Europe to a subsidiary of Westbridge Hospitality Fund LP for £240m before transaction costs. IHG has retained 15 year franchise contracts on each of the hotels. The total gain on disposal of assets, net of related tax, amounted to £9m for the six months ended 30 June 2006.

On 13 July 2006, IHG announced the agreement to sell seven European InterContinental hotels to Morgan Stanley Real Estate Fund for £440m before transaction costs, approximately £56m above net book value. Under the agreement, IHG will retain 30 year management contracts on the hotels, with two 10 year renewals at IHG’s discretion. The long-term contracts ensure the representation of the InterContinental brand in these key European markets.

These transactions support IHG’s continued strategy to grow its managed and franchised business whilst reducing asset ownership. Since the separation from Six Continents in April 2003, 175 hotels with a net book value in excess of £2.9bn have been sold, generating aggregate proceeds of around £3.0bn.

RETURN OF FUNDS

IHG’s return of funds continued during the first half of the year, with the second £250m share buyback completed, the third £250m share buyback underway and the payment of a £497m special dividend on 22 June 2006. Upon completion of the third share buyback, IHG will have returned £2.74bn to its shareholders since April 2003, with £2.6bn paid as at 30 June 2006.

INTERCONTINENTAL HOTELS GROUP PLC

GROUP INCOME STATEMENT

For the three months ended 30 June 2006

	3 months ended 30 June 2006						3 months ended 30 June 2005
	Continuing operations £m		Discontinued operations £m		Total £m		Continuing operations £m		Discontinued operations £m		Total £m
Revenue (note 3)	208		52		260		187		340		527
Cost of sales	(86)		(36)		(122)		(85)		(238)		(323)
Administrative expenses	(42)		—		(42)		(37)		(20)		(57)

	80		16		96		65		82		147
Depreciation and amortisation	(15)		—		(15)		(13)		(18)		(31)
Other operating income and expenses (note 5)	—		—		—		(8)		—		(8)

Operating profit (note 4)	65		16		81		44		64		108
Financial income	8		—		8		10		—		10
Financial expenses	(8)		—		(8)		(14)		(3)		(17)

Profit before tax	65		16		81		40		61		101

UK tax	(1)		—		(1)		6		(14)		(8)
Foreign tax	(14)		(5)		(19)		(18)		(6)		(24)
Special tax (note 5)	96		—		96		8		—		8

Total tax (note 6)	81		(5)		76		(4)		(20)		(24)

Profit after tax	146		11		157		36		41		77
Gain on disposal of assets, net of tax charge of £6m (2005 £21m)	—		7		7		—		5		5

Profit for the period	146		18		164		36		46		82

Attributable to:
Equity holders of the parent	146		18		164		36		37		73
Minority equity interest	—		—		—		—		9		9

Profit for the period	146		18		164		36		46		82

Earnings per ordinary share (note 7):
Basic	35.4	p	4.4	p	39.8	p	6.0	p	6.2	p	12.2	p
Diluted	34.4	p	4.3	p	38.7	p	5.9	p	6.1	p	12.0	p
Adjusted	12.1	p	—		—		6.0	p	—		—

INTERCONTINENTAL HOTELS GROUP PLC

GROUP INCOME STATEMENT

For the six months ended 30 June 2006

	6 months ended 30 June 2006						6 months ended 30 June 2005
	Continuing operations £m		Discontinued operations £m		Total £m		Continuing operations £m		Discontinued operations £m		Total £m
Revenue (note 3)	394		105		499		340		720		1,060
Cost of sales	(176)		(82)		(258)		(162)		(533)		(695)
Administrative expenses	(81)		—		(81)		(71)		(37)		(108)

	137		23		160		107		150		257
Depreciation and amortisation	(30)		(3)		(33)		(25)		(40)		(65)
Other operating income and expenses (note 5)	25		—		25		(8)		—		(8)

Operating profit (note 4)	132		20		152		74		110		184
Financial income	17		—		17		17		—		17
Financial expenses	(18)		—		(18)		(32)		(3)		(35)

Profit before tax	131		20		151		59		107		166

UK tax	(3)		—		(3)		11		(25)		(14)
Foreign tax	(30)		(6)		(36)		(28)		(9)		(37)
Special tax (note 5)	96		—		96		8		—		8

Total tax (note 6)	63		(6)		57		(9)		(34)		(43)

Profit after tax	194		14		208		50		73		123
Gain on disposal of assets, net of tax charge of £5m (2005 £20m)	—		9		9		—		14		14

Profit for the period	194		23		217		50		87		137

Attributable to:
Equity holders of the parent	194		23		217		50		74		124
Minority equity interest	—		—		—		—		13		13

Profit for the period	194		23		217		50		87		137

Earnings per ordinary share (note 7):
Basic	46.1	p	5.4	p	51.5	p	8.2	p	12.2	p	20.4	p
Diluted	44.8	p	5.3	p	50.1	p	8.1	p	11.9	p	20.0	p
Adjusted	19.0	p	—		—		8.2	p	—		—
Dividends per ordinary share:
Final paid in the period					10.70	p					10.00	p
Special interim paid					118.00	p					—
Interim proposed					5.10	p					4.60	p

INTERCONTINENTAL HOTELS GROUP PLC

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the six months ended 30 June 2006

	2006 6 months ended 30 June £m	2005 6 months ended 30 June £m
Income and expense recognised directly in equity
Gains/(losses) on valuation of available-for-sale assets	2	(8)
Gains on cash flow hedges	2	—
Exchange differences on retranslation of foreign operations	(11)	13
Actuarial gains on defined benefit pension plans	9	—

	2	5
Transfers to the income statement
On cash flow hedges	(1)	—
On disposal of foreign operations	1	—
On disposal of available-for-sale assets	(15)	—
Tax on items above taken directly to or transferred from equity	8	—

Net (expense)/income recognised directly in equity	(5)	5

Profit for the period	217	137

Total recognised income and expense for the period	212	142

Attributable to:
Equity holders of the parent	212	129
Minority equity interest	—	13

	212	142

INTERCONTINENTAL HOTELS GROUP PLC

GROUP CASH FLOW STATEMENT

For the six months ended 30 June 2006

	2006 6 months ended 30 June £m	2005 6 months ended 30 June £m
Profit for the period	217	137
Adjustments for:
Net financial expenses	1	18
Income tax (credit)/charge	(57)	43
Gain on disposal of assets, net of tax	(9)	(14)
Other operating income and expenses	(25)	8
Depreciation and amortisation	33	65
Equity settled share-based cost, net of payments	5	3

Operating cash flow before movements in working capital	165	260
Increase in inventories	—	(4)
Increase in receivables	(30)	(45)
Decrease in provisions and other payables	(7)	(44)
Decrease in employee benefit obligation	—	(27)

Cash flow from operations	128	140
Interest paid	(18)	(30)
Interest received	16	16
Tax paid	(23)	(35)

Net cash from operating activities	103	91

Cash flow from investing activities
Purchases of assets - Hotels	(46)	(63)
Disposal of assets, net of cash disposed of - Hotels	237	1,394
Proceeds from other financial assets - Hotels	115	7
Purchases of property, plant and equipment - Soft Drinks	—	(27)

Net cash from investing activities	306	1,311

Cash flow from financing activities
Proceeds from the issue of share capital	8	5
Purchase of own shares	(111)	(124)
Purchase of own shares by employee share trusts	(29)	(5)
Proceeds on release of own shares by employee share trusts	10	2
Dividends paid to shareholders	(543)	(61)
Dividends paid to minority interests	(1)	(117)
Increase/(decrease) in borrowings	38	(42)

Net cash from financing activities	(628)	(342)

Net movement in cash and cash equivalents in the period	(219)	1,060
Cash and cash equivalents at beginning of the period	324	72
Exchange rate effects	8	(6)

Cash and cash equivalents at end of the period	113	1,126

INTERCONTINENTAL HOTELS GROUP PLC

GROUP BALANCE SHEET

As at 30 June 2006

	2006 30 June £m	2005 31 December £m
ASSETS
Property, plant and equipment	942	1,356
Goodwill	112	118
Intangible assets	121	120
Investment in associates	39	42
Other financial assets	108	113

Total non-current assets	1,322	1,749

Inventories	3	3
Trade and other receivables	239	252
Current tax receivable	17	22
Cash and cash equivalents	113	324
Other financial assets	5	106

Total current assets	377	707
Non-current assets classified as held for sale	405	279

Total assets	2,104	2,735

LIABILITIES
Loans and other borrowings	(5)	(2)
Trade and other payables	(428)	(468)
Current tax payable	(231)	(324)

Total current liabilities	(664)	(794)

Loans and other borrowings	(428)	(410)
Employee benefits	(64)	(76)
Provisions and other payables	(103)	(107)
Deferred tax payable	(115)	(210)

Total non-current liabilities	(710)	(803)
Liabilities classified as held for sale	(86)	(34)

Total liabilities	(1,460)	(1,631)

Net assets (note 10)	644	1,104

EQUITY
IHG shareholders’ equity	631	1,084
Minority equity interest	13	20

Total equity	644	1,104

INTERCONTINENTAL HOTELS GROUP PLC

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ using, on a consistent basis, the accounting policies set out in the 2005 InterContinental Hotels Group PLC (IHG) Annual Report and Financial Statements.

These interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The auditors have carried out a review of the financial information in accordance with the guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board and their report is set out on page 13.

The financial information for the year ended 31 December 2005 has been extracted from the Group’s published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

In respect of the three months ended 30 June 2005, a reclassification within continuing operations has increased administrative expenses by £6m and reduced cost of sales by the same amount. There is no impact on the cumulative six months cost.

2.	Exchange rates

The results of overseas operations have been translated into sterling at the weighted average rates of exchange for the period. In the case of the US dollar, the translation rate for the six months ended 30 June is £1= $1.80 (2006 3 months, £1 = $1.85; 2005 6 months, £1 = $1.87; 2005 3 months, £1 = $1.85). In the case of the euro, the translation rate for the six months ended 30 June is £1 = €1.46 (2006 3 months, £1 = €1.45; 2005 6 months, £1 = €1.46; 2005 3 months, £1 = €1.47).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$1.84 (2005 31 December £1 = $1.73). In the case of the euro, the translation rate is £1 = €1.44 (2005 31 December £1= €1.46).

3.	Revenue

	2006 3 months ended 30 June £m	2005 3 months* ended 30 June £m	2006 6 months ended 30 June £m	2005 6 months** ended 30 June £m
Continuing operations
Hotels
Americas	118	103	224	186
EMEA	51	55	92	95
Asia Pacific	27	19	54	39
Central	12	10	24	20

	208	187	394	340

Discontinued operations
Hotels	52	159	105	350
Soft Drinks	—	181	—	370

	52	340	105	720

	260	527	499	1,060

*	Other than for Soft Drinks which reflects 12 weeks ended 10 July 2005.
**	Other than for Soft Drinks which reflects 28 weeks ended 10 July 2005.

4.	Operating profit

	2006 3 months ended 30 June £m	2005 3 months* ended 30 June £m	2006 6 months ended 30 June £m	2005 6 months** ended 30 June £m
Continuing operations
Hotels
Americas	62	51	111	88
EMEA	14	15	17	16
Asia Pacific	9	4	16	10
Central	(20)	(18)	(37)	(32)

	65	52	107	82

Discontinued operations
Hotels	16	36	20	71
Soft Drinks	—	28	—	39

	16	64	20	110

	81	116	127	192
Other operating income and expenses (note 5)	—	(8)	25	(8)

Operating profit	81	108	152	184

*	Other than for Soft Drinks which reflects 12 weeks ended 10 July 2005.
**	Other than for Soft Drinks which reflects 28 weeks ended 10 July 2005.

5.	Special items

	2006 3 months ended 30 June £m	2005 3 months ended 30 June £m	2006 6 months ended 30 June £m	2005 6 months ended 30 June £m
Other operating income and expenses*
Gain on sale of investment (note a)	—	—	25	—
Restructuring costs (note b)	—	(8)	—	(8)

	—	(8)	25	(8)

Taxation*
Tax on other operating income and expenses	—	—	(7)	—
Special tax credit (note c)	96	8	96	8

	96	8	89	8

Gain on disposal of assets
Gain on disposal of assets	13	26	14	34
Tax charge	(6)	(21)	(5)	(20)

	7	5	9	14

*	Relates to continuing operations.
a.	Gain on the sale of the Group’s investment in FelCor Lodging Trust, Inc.
b.	Restructuring costs relate to the delivery of the further restructuring of the Hotels business.
c.	Represents the release of provisions which are special by reason of their size or incidence relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired together with, in 2006, a credit in respect of previously unrecognised losses.

6.	Tax

The tax charge on profit before tax, excluding the impact of special items (note 5), has been calculated using an estimated effective annual tax rate of 25% (2005 29%).

By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 31%. Prior year items relate wholly to continuing operations.

7.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

On 1 June 2006, shareholders approved a share capital consolidation on the basis of 7 new ordinary shares for every 8 existing ordinary shares, together with a special dividend of 118 pence per existing ordinary share. The overall effect of the transaction was that of a share repurchase at fair value, therefore no adjustment has been made to comparative data.

3 months ended 30 June	2006 Continuing operations	2006 Total	2005 Continuing operations	2005 Total
Basic earnings per share
Profit available for equity holders (£m)	146	164	36	73
Basic weighted average number of ordinary shares (millions)	412	412	597	597
Basic earnings per share (pence)	35.4	39.8	6.0	12.2

Diluted earnings per share
Profit available for equity holders (£m)	146	164	36	73
Diluted weighted average number of ordinary shares (millions) (see next page)	424	424	608	608
Diluted earnings per share (pence)	34.4	38.7	5.9	12.0

6 months ended 30 June	2006 Continuing operations	2006 Total	2005 Continuing operations	2005 Total
Basic earnings per share
Profit available for equity holders (£m)	194	217	50	124
Basic weighted average number of ordinary shares (millions)	421	421	607	607
Basic earnings per share (pence)	46.1	51.5	8.2	20.4

Diluted earnings per share
Profit available for equity holders (£m)	194	217	50	124
Diluted weighted average number of ordinary shares (millions) (see next page)	433	433	619	619
Diluted earnings per share (pence)	44.8	50.1	8.1	20.0

7.	Earnings per ordinary share (continued)

The diluted weighted average number of ordinary shares is calculated as:

	2006 3 months ended 30 June millions	2005 3 months ended 30 June millions	2006 6 months ended 30 June millions	2005 6 months ended 30 June millions
Basic weighted average number of ordinary shares	412	597	421	607
Dilutive potential ordinary shares – employee share options	12	11	12	12

	424	608	433	619

Adjusted earnings per share	2006 3 months ended 30 June £m	2005 3 months ended 30 June £m	2006 6 months ended 30 June £m	2005 6 months ended 30 June £m
Continuing operations
Profit available for equity holders	146	36	194	50
Less adjusting items (note 5):
Other operating income and expenses	—	8	(25)	8
Tax on other operating income and expenses	—	—	7	—
Special tax credit	(96)	(8)	(96)	(8)

Adjusted earnings	50	36	80	50
Basic weighted average number of ordinary shares (millions)	412	597	421	607
Adjusted earnings per share (pence)	12.1	6.0	19.0	8.2

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by special items, to give a more meaningful comparison of the Group’s performance.

8.	Cash flows from discontinued operations

	2006 6 months ended 30 June £m	2005 6 months ended 30 June £m
Hotels
Operating profit before interest, depreciation and amortisation	23	86
Investing activities	(7)	(22)
Financing activities	(25)	(14)

	(9)	50

Soft Drinks
Operating profit before interest, depreciation and amortisation	—	64
Investing activities	—	(27)
Financing activities	—	151

	—	188

9.	Net debt

	2006 30 June £m	2005 31 December £m
Cash and cash equivalents	113	324
Loans and other borrowings	(433)	(412)

	(320)	(88)

10.	Net assets

	2006 30 June £m	2005 31 December £m
Hotels
Americas	267	369
EMEA	664	951
Asia Pacific	279	296
Central	83	88

	1,293	1,704
Net debt	(320)	(88)
Unallocated assets and liabilities	(329)	(512)

	644	1,104

11.	Movement in IHG shareholders’ equity

	2006 6 months ended 30 June £m	2005 6 months ended 30 June £m
At 1 January	1,084	1,817
Total recognised income and expense for the period	212	129
Equity dividends paid	(543)	(61)
Issue of ordinary shares	8	5
Purchase of own shares	(116)	(124)
Cash element of capital reorganisation	—	(996)
Movement in shares in employee share trusts and share schemes	(14)	9

At 30 June	631	779

12.	Capital commitments and contingencies

At 30 June 2006, amounts contracted for but not provided in the financial statements for expenditure on property, plant and equipment was £34m (2005 31 December £76m).

At 30 June 2006, the Group had contingent liabilities of £20m (2005 31 December £20m), mainly comprising guarantees given in the ordinary course of business.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts. The maximum exposure under such guarantees is £133m (2005 31 December £134m). It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such guarantees are not expected to result in financial loss to the Group.

The Group has given warranties in respect of the disposal of certain of its former subsidiaries. It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such warranties are not expected to result in financial loss to the Group.

13.	Post balance sheet event

On 13 July 2006, IHG announced the agreement to sell seven European InterContinental hotels to Morgan Stanley Real Estate Fund for £440m before transaction costs. IHG will enter into management contracts on all seven hotels. The transaction is expected to complete in the third quarter.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been instructed by the Company to review the financial information for the three months and six months ended 30 June 2006 which comprises the Group Income Statement, Group Statement of Recognised Income and Expense, Group Cash Flow Statement, Group Balance Sheet and the related notes 1 to 13. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and six months ended 30 June 2006.

Ernst & Young LLP

London

21 August 2006